August 26, 2020

VIA EDGAR TRANSMISSION

SiSi Cheng/Anne Mcconnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Suzano S.A.

Form 20-F for Fiscal Year Ended December 31, 2019

Filed March 31, 2020

File No. 001-38755

Dear Ms. Cheng and Ms. Mcconnell:

By letter dated August 12, 2020, you provided certain comments on the annual report on Form 20-F of Suzano S.A. (the “Company,” “Suzano” or “we”) for the year ended December 31, 2019 (the “2019 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1:	Item 3. Key Information

A. Selected Financial Data

Special Note Regarding Non-IFRS Financial Measures, page 7

1. In regard to your presentations and reconciliations related to adjusted EBITDA, please address the following:

•	Reconcile the amount of the adjustment related to “amortization of the fair value adjustment on business combination with Fibria” on page 9 with amounts presented on page 60; and
•	Explain how and why you determined many of the adjustments, specifically those related to contracts, projects, accruals and provisions, are not normal recurring expenses related to your operations that should not be eliminated from a non-IFRS performance measure.

Response:

With respect to the first question in the reconciliation table of adjusted EBITDA (on page 9 of our 2019 Form 20-F), the line “amortization of fair value adjustment on business combination with Fibria” reflects only the amortization adjustments related to the business combination with Fibria that were fully realized in our income statements in the current year (in the amount of R$2,247.1 million):

•	Amortization of inventory step-up in the amount of R$2,178.9 million (see line inventories on F-page 16); and

•	Realization of contingencies liabilities related to the business combination with Fibria in the amount of R$68.2 million.

The remaining amortization in the amount of R$1,346.1 (calculated by subtracting the amount of R$2,247.1 – see line item “amortization of fair value adjustment on business combination with Fibria” on page 9 of our 2019 Form 20-F – from R$3,593.2 – see line item “fair value adjustment on the acquisition of Fibria” on page 60 of our 2019 Form 20-F) relates to fair value amortization arising from the business combination, which was partially amortized in the current year and will continue to be incurred in our profit and loss statement in the long-term (PP&E, Intangibles, etc). As a result, the amount of R$1,346.1 was not included as an adjustment while calculating adjusted EBITDA; rather, it was included in the line “(+) depreciation, amortization and depletion” to calculate EBITDA.

With respect to the second question raised, we define “adjusted EBITDA” (on page 20 of our 2019 Form 20-F) as EBITDA minus items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

In future fillings we intend to adopt a clearer language and specify the nature of adjustments as described in the following paragraphs and table below.

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose EBITDA and Adjusted EBITDA for Suzano, which are considered non-IFRS financial measures.  EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Adjusted EBITDA for Suzano is defined as EBITDA as further adjusted to add or exclude: (i) exceptional adjustments as defined by management are those with no impact on the Company ongoing business, such as expenses with Fibria’s Transaction, amortization of fair value adjustment on business combination with Fibria, indemnity – FACEPA, contract renegotiation, Losango project adjustments, fair value adjustment (others), sale of judicial credits, non-compete Executives, fees of counsel, tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis), agreement Valmet, windstorm Maranhão and insurance claim (Mucuri and Imperatriz) and (ii) non-cash adjustments are those adjustments that have impacted the income statements, however there was no cash impact to the Company, such as accruals for losses on ICMS credits, accruals for losses on PIS and COFINS credits, fair value adjustment of biological assets, result from sale and disposal of property, plant and equipment and biological assets, income from associates and joint ventures, reconciliation adjustments, tax Credits, review tax (PIS and COFINS) and write-off of inventory.

The non-IFRS financial measures described are not a substitute for the IFRS measures of net income or other performance measures.

Our management believes that disclosure of Suzano’s EBITDA and Adjusted EBITDA provide useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that Suzano’s EBITIDA and Adjusted EBITDA are useful measures of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.

Moreover, other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Each of these non-IFRS financial measures are important measures to assess our financial and operating performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts in their review of our operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS.

See below for a reconciliation of Suzano’s net income (loss) to EBITDA and Adjusted EBITDA and the explanation of the nature of each adjustment.

Adjusted EBITDA (R$ million)	2019	2018	Explanation
EBITDA Reconciliation
Net income (loss)	(2,814.7)	319.8
(+/–) Net financial result	6,725.8	4,842.5
(+/–) Income and social contribution taxes	(1,282.5)	(154.5)
(+) Depreciation, amortization and depletion	5,844.8	1,563.2
EBITDA	8,473.4	6,571.0
Expenses with Fibria’s Transaction	79.9	126.6	Exceptional: Expenses incurred due to the business combination with Fibria.
Amortization of fair value adjustment on business combination with Fibria	2,247.1		Exceptional: Amortization of fair value adjustment on business combination with Fibria related to contingencies and inventory (see our responses on the item above).
Indemnity – FACEPA	4.1		Exceptional: expenses related to the dismantling of machinery at Facepa.
Accruals for losses on ICMS credits	181.1		Non cash: Provision for ICMS (VAT) credits without expectation of recovery.
Contract renegotiation	45.7		Exceptional: Penalties on contractual terminations with some suppliers due to operational synergies arising from business combination with Fibria.
Losango Project Adjustments	57.8		Exceptional: Provisions related to the Losango project, mainly, write-off of advances of forestry development program and write-off of wood stock in the field.
Fair value adjustment (others)	(32.7)		Exceptional: Bargain purchase Spinova. In 2019, the Company revaluated the investment, previously classified as financial investment measured through other comprehensive income, as disclosed in note 3.1.5 page F-20.
Accruals for losses on PIS and COFINS credits	21.1		Non-cash: Provision related to federal tax credits (PIS and COFINS) on the joint operation Veracel.
Labor lawsuits provision	32.2		Non-cash: Review of labor lawsuits due to the uniformity of accounting policies between Fibria and Suzano.
Fair value adjustment of biological assets	(185.4)	129.2	Non cash: The fair value measurement is calculated and recorded in accordance with the Company's accounting policy, this adjustment is before the sale of biological assets, therefore is a non-cash adjustment.
Sale of judicial credits	(86.6)		Exceptional: The amount refers to the sale of credits related to a lawsuit against Centrais Elétricas Brasileiras S.A. (Eletrobrás).
Result from sale and disposal of property, plant and equipment and biological assets	42.7	7.4	Non cash: Result from sale and disposal of certain non-current assets.
Income from associates and joint ventures	(32.0)	(7.6)	Non cash: Income from associates and joint ventures.
Non Compete Executives	3.8		Exceptional: Non-compete payment made to an executive of the Company.
Fees of counsel	2.4		Exceptional: Fees of legal counsel arising from successful causes related to exceptional events.
Reconciliation adjustments	(3.0)	7.6	Non cash: Reconciliation adjustments.
Tax Credits		2.9	Non-cash: Write-off of tax credits (VAT) from Suzano Europa, without expectation of recovery.
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	(128.1)		Exceptional: For certain tax credits to be recovered, the Company has received final favorable court decisions in 2019 and recorded an asset of R$128.1 relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results (note 30 - F-55), regarding certain claims for the calculation period from 2006 to July 2018.
Review Tax (PIS and Cofins)		9.5	Non-cash: Review of tax credits (PIS and COFINS) which resulted in write-off.
Agreement Valmet		(52.8)	Exceptional: Gain related to completion of the indemnification trade agreement with Valmet (lower equipment performance to the contractor).
Write-off of Inventory	0.1	24.1	Non-cash: Write-off of inventory from previous periods.
Windstorm Maranhão		1.6	Exceptional: Losses related to windstorm in Maranhão facility.
Insurance claim (Mucuri and Imperatriz)		(3.1)	Exceptional: Insurance claim.
Adjusted EBITDA	10,723.6	6,817.8

Comment 2:	Item 18. Financial Statements

Note 29 - Segment Information

29.2 Information on Operating Segments, page F-98

2. Please disclose segment assets, segment liabilities and reconciliations to the consolidated balance sheets to the extent required by paragraphs 21 and 23 of IFRS 8. In addition, please provide geographic information related to non-current assets, and separately present revenues and assets related to each individual foreign country that is material as required by paragraph 33 of IFRS 8.

Response:

According to IFRS 8 paragraph 23 “an entity shall report a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker.” The information relating to our total assets and liabilities by segment is not included in the set of information made available to our chief operating decision maker and, therefore, is not disclosed in our 2019 Form 20-F.

With respect to geographic information related to non-current assets, we do not disclose such information given that all of our property, plant and equipment, biological and intangible assets are located in Brazil.

In response to the staff’s comment, we intend to disclose such considerations in our future annual reports on Form 20-F.

Regarding revenues from external customers attributed to certain foreign countries, we intend to disclose in future filings that China and US are the main countries in Asia and North America, respectively, with respect to revenues recognized in the pulp segment and US and Peru are the main countries in North America and South America, respectively, with respect to revenues recognized in the paper segment. There is no other individual foreign country which represents more than 10% of revenues from external customers.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2019 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2019 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 11) 3503 9189 or Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP at +(55 11) 2196 7202.

Sincerely,

/s/ Marcelo Feriozzi Bacci
Marcelo Feriozzi Bacci
Chief Financial Officer